February 11, 2020

Charles Strongo
Chief Executive Officer and Chairman
Global Wholehealth Partners Corp
3651 Lindell Road, Suite D410
Las Vegas, NV 89103

       Re: Global Wholehealth Partners Corp
           Amendment No. 1 to Registration Statement on Form 10-12G Filed January 28, 2020
           File No. 000-56035

Dear Mr. Strongo:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10 filed January 28, 2020

Item 1. Business, page 5

1. We note your disclosure that Global Private has several contacts with suppliers and contract manufacturers in the in vitro diagnostic industry and that you were founded to develop, manufacture and market in vitro diagnostic tests. Please expand your disclosure to describe these "contacts" in the industry to clarify the nature of your relationships with these suppliers and manufacturers. If you have supply contracts with these parties, identify the parties and describe the material terms, including the products or product classes supplied or manufactured pursuant to the agreement. File the agreements as exhibits or provide us with an analysis supporting your determination that they are not required to be filed.
2. Expand your disclosure to explain how you acquired the rights to your products. Did you develop them in house or license them from other parties? If you licensed them, please
 Charles Strongo
FirstName LastNameCharles Corp
Global Wholehealth Partners Strongo
Comapany NameGlobal Wholehealth Partners Corp
February 11, 2020
February 11, 2020 Page 2
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         describe your licensing agreements and all material terms. Please either file the agreements or provide us with an analysis supporting your determination that the agreements are not required to be filed.
Our Core Products, page 6

3. With respect to your products identified as "Not FDA Approved," please clarify whether you are in the process of seeking FDA approval or if you have determined FDA approval is not necessary. If you believe FDA approval is not required, please provide additional explanation.
Item 5. Directors and Officers
Biographical Information
Current Directors and Officers, page 23

4. We note your revisions to Mr. Strongo's biography on page 23 in response to comment
         12. Please revise Mr. Strongo's biography to substantiate or delete the phrase "proven track record."
5. We note your revisions in response to comment 14. Please further revise the biography for Ms. Gonzales on page 23 to disclose the dates of her employment at Sharp Memorial
         Hospital, Autism Fragile X Foundation, Nunzia Pharmaceutical Company, and LionsGate
         Funding Group LLC, and describe the principal business of the latter two companies.
         Refer to Item 401(e)(1) of Regulation S-K. In addition, please revise the biographies for
         Mr. Strongo and Mr. Johnson to disclose their employment with Nunzia Pharmaceutical
         Company. In that regard, we note that the Form 10-12B filed by Nunzia Pharmaceutical
         Company on January 6, 2020 lists Messrs. Strongo and Johnson as CEO and CFO, respectively.
Legal Proceedings, page 24

6. In your response to comment 15, you state that Mr. Strongo resigned as the CEO and
         Chairman of EarlyDETECT, Inc. in November 2009. However, the biography for Mr.
         Strongo on page 23 states, "Since March 2004, Mr. Strongo has served as President and
         Chief Executive Officer of EarlyDETECT, Inc." Please reconcile this apparent inconsistency.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 25

7. We reissue comment 16 in part. Please revise this section to provide the disclosure required by Item 404(a) of Regulation S-K for the Stock Sale and Purchase Agreement
         filed as Exhibit 4.1. We note in that regard the revised biography for Ms. Gonzales on page 23, in which you state, "Sara is the Managing Member of LionsGate Funding Group
         LLC, which was the controlling entity of Global WholeHealth Partners Corp (Private company) and Global WholeHealth Partner Corp (public company). Sara is affiliated with
 Charles Strongo
Global Wholehealth Partners Corp
February 11, 2020
Page 3
         a controlling entity."
Item 13. Financial Statements and Supplementary Data, page 31

8. We note you removed the unaudited interim financial statements for the three months ended September 30, 2019 and 2018. Please revise to provide financial statements and the related management's discussion and analysis for the appropriate interim periods or tell us why you believe this information is not required. See Item 13 of the Form 10 requirements, Rule 8-08 of Regulation S-X and Item 303(b) of Regulation S-K.
       You may contact Brian McAllister at 202-551-3341 or Craig Arakawa,
Senior
Accountant at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum Hamidi at 202-551-3421 or Suzanne
Hayes, Office Chief at 202-551-3675 with any other questions.



FirstName LastNameCharles Strongo                             Sincerely,
Comapany NameGlobal Wholehealth Partners Corp
                                                              Division of
Corporation Finance
February 11, 2020 Page 3                                      Office of Life
Sciences
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